Internet Gold-Golden Lines Ltd.
2 Dov Friedman Street,
Ramat Gan 5250301, Israel

December 10, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Lahdan Rahmati, Esq.

Re:     Internet Gold-Golden Lines Ltd.
Registration Statement on Form F-3
File No. 333-208404

Dear Ms. Rahmati:

The undersigned, on behalf of Internet Gold-Golden Lines Ltd. (“Internet Gold”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on December 14, 2015, or as soon thereafter as possible.

Management of Internet Gold is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Internet Gold from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Internet Gold may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/Ami Barlev
Ami Barlev
General Counsel